UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

DEMANDWARE, INC.

(Name of Subject Company)

DEMANDWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24802Y105

(CUSIP Number of Class of Securities)

Thomas D. Ebling

President and Chief Executive Officer

Demandware, Inc.

5 Wall Street

Burlington, Massachusetts 01803

(888) 553-9216

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark G. Borden

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Demandware, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Dynasty Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $75.00 per share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on June 10, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Offer and all withdrawal rights thereunder expired at 12:00 midnight, New York City time, at the end of the day on July 8, 2016 (one minute after 11:59 p.m., New York City time, on July 8, 2016). The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the expiration of the Offer, an aggregate of approximately 24,718,367 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64.4% of Shares then outstanding. In addition, as of such time, Notices of Guaranteed Delivery had been delivered with respect to approximately 6,188,389 Shares, representing approximately 16.1% of the Shares then outstanding. The aggregate number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Merger Agreement) that the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Parent or any of its subsidiaries, is equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Company stock options from whom the Company has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Company stock options). All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has advised the Company that it intends to consummate the Merger pursuant to the Merger Agreement on July 11, 2016 without a vote of our stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and any Shares owned by any subsidiary of the Company, Parent, Purchaser or any other subsidiary of Parent or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be canceled and converted automatically into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from the New York Stock Exchange.

The full text of the press release issued by Parent on July 11, 2016, announcing the expiration and results of the Offer is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(15)	Press release, dated July 11, 2016 (incorporated by reference to Exhibit (a)(5)(v) to Amendment 4 to the Schedule TO filed with the SEC on July 11, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEMANDWARE, INC.

By:	/s/ Thomas D. Ebling

	Name:	Thomas D. Ebling
	Title:	President and Chief Executive Officer (Principal Executive Officer)

Dated: July 11, 2016